UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 000-29716

CGI INC.
(Translation of registrant’s name into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐ Form 20-F        ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statements on Form S-8 (Reg. Nos. 333-197742, 333-261832 and 333-292277).

EXHIBIT INDEX

Exhibit Number	Description
99.1	Management’s Discussion and Analysis of Financial Position and Results of Operations for the three and nine months ended June 30, 2026 and 2025.
99.2	Unaudited consolidated financial statements for the three and nine months ended June 30, 2026 and 2025.
99.3	Press release concerning results dated July 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI INC.
(Registrant)

Date: July 29, 2026	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President,
Legal and Economic Affairs, and
Corporate Secretary